UBS Group AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

UBS AG

Bahnhofstrasse 45,

8001 Zurich, Switzerland

Aeschenvorstadt 1,

4051 Basel, Switzerland

UBS Americas Inc.

11 Madison Avenue

New York, NY 10010

February 17, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Madeleine Joy Mateo

Re:	UBS Group AG, UBS AG and UBS Americas Inc. Registration Statement on Form F-3 File No. 333-293403

Dear Ms. Mateo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, UBS Group AG, UBS AG and UBS Americas Inc. hereby respectfully request that the effectiveness of the above-referenced Registration Statement on Form F-3 be accelerated so that it will be declared effective at 4:30 p.m. (EST), on February 19, 2026, or as soon as practicable thereafter, unless UBS Group AG, UBS AG or UBS Americas Inc. notifies you otherwise prior to such time.

*  *   *

U.S. Securities and Exchange Commission	-2-

Please do not hesitate to contact John Horsfield-Bradbury of Sullivan & Cromwell LLP by telephone (+44 20 7959 8491) or email (horsfieldbradburyj@sullcrom.com) with any questions or comments regarding this filing.

In addition, please inform Mr. Horsfield-Bradbury when this request for acceleration has been granted.

Very truly yours,

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Ella Copetti-Campi
Name:	Ella Copetti-Campi
Title:	Executive Director

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Ella Copetti-Campi
Name:	Ella Copetti-Campi
Title:	Executive Director

UBS Americas Inc.

By:	/s/ Patrick Shilling
Name:	Patrick Shilling
Title:	Managing Director

By:	/s/ Maria Chiodi
Name:	Maria Chiodi
Title:	Managing Director

cc:	John Horsfield-Bradbury

(Sullivan & Cromwell LLP)